SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File Number 1-8097

ENSCO Savings Plan
(Full title of the plan)

ENSCO International Incorporated
2700 Fountain Place
1445 Ross Avenue
Dallas, Texas 75202-2792
(Name and address of principal executive office of issuer)

     The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENSCO Savings Plan

Date: June 27, 2002	/s/ H. E. MALONE, JR. By: H. E. Malone, Jr. Vice President

ENSCO SAVINGS PLAN TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Financial Statements:

Reports of Independent Public Accountants

Statements of Net Assets Available for Plan Benefits at December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Plan Benefits - Year Ended December 31, 2001

Notes to Financial Statements

Supplemental Information:

Schedule I - Schedule H, Line 4i - Schedule of Assets (Held at Year End)

Schedule II - Schedule G, Part III - Schedule of Nonexempt Transactions

Exhibits:

Consent of Independent Public Accountants

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator and Participants of the
ENSCO Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the ENSCO Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ENSCO Savings Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at Year End) and Schedule G, Part III - Schedule of Non-Exempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
     KPMG LLP

Dallas, Texas
May 22, 2002

To the Participants and Administrator of the
ENSCO Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the ENSCO Savings Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Reportable Transactions and Nonexempt Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP
     Arthur Andersen LLP

Dallas, Texas
June 22, 2001

The report that appears above is a copy of the report issued by the Company's previous independent auditor, Arthur Andersen, LLP. Representatives from Arthur Andersen LLP were not available to reissue the report. This disclosure has been requested by the Securities and Exchange Commission.

ENSCO SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS:
Cash and cash equivalents	$ 469,769	$ 61,864
Receivables:
Participant contributions	199,195	369,775
Participant loan interest payments	13,762	24,055
Employer contributions	6,913,122	2,396,442
Investments (see Note 4)	89,104,189	89,206,639

Total assets	96,700,037	92,058,775

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$96,700,037	$92,058,775

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$ 2,665,532
Participant contributions	5,848,528
Employer contributions	12,197,532
Net depreciation in the fair value of investments	(9,840,500)

Total additions	10,871,092

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	6,219,569
Loan fees	10,261

Total deductions	6,229,830

NET ADDITIONS	4,641,262

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	92,058,775

End of year	$96,700,037

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   PLAN ORGANIZATION AND DESCRIPTION

The ENSCO Savings Plan (the “Plan”) is a defined contribution tax deferred savings plan available to employees of ENSCO International Incorporated and subsidiary companies (the “Company”). In 2000, the Plan was amended and restated effective January 1, 1997 to update it for all recent and applicable law changes. The restated Plan document was approved by the Company's Board of Directors in August 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On June 12, 1996, the Company acquired DUAL DRILLING COMPANY (“Dual”). Dual provided a deferred contribution plan to its employees, DUAL DRILLING COMPANY Employees’ Tax Deferred/Thrift Savings Plan and Trust, which the Company merged into the Plan on January 31, 2000 after the receipt of appropriate government and regulatory approval.

The Plan was established to provide a retirement benefit for employees through a Company profit sharing contribution and matching contributions based on employee contributions, and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Predecessor Auditor

Arthur Andersen LLP was the independent auditors of the Plan as of and for the year ended December 31, 2000. Representatives for Arthur Andersen LLP are not available to provide the consent required for the inclusion of their report on the 2000 financial statements of the Plan, and the Plan Administrator has dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in the Form 11-K, it will not be possible to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP that are included in the Form 11-K or any omissions to state a material fact required to be stated therein.

Participation

Employees of the Company may participate in the Plan upon completing certain service requirements, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement and certain nonresident employees. Eligible employees (“Savings Participants”) may elect to participate in the employee savings feature of the Plan after completing a three-month period of service with the Company. The entry date with respect to an eligible employee’s ability to make 401(k) contributions is the first business day of the month following the month during which the employee satisfies eligibility and participation requirements. Eligible employees automatically participate in the profit sharing feature of the Plan after completing a twelve-month period of service with the Company.

Contributions

Savings Participants may elect to make contributions to the Plan by salary deferrals (“Savings Contributions”), which qualify for tax deferral under Section 401(k) of the Internal Revenue Code (“the Code”). Savings Contributions are generally limited to the lesser of 10% of the Savings Participant’s compensation, or the annual dollar limitation set forth in Section 402(g) of the Code ($10,500 for the year ended December 31, 2001). Within certain limits, as defined in the Plan, Savings Participants may elect to increase, decrease or suspend their Savings Contributions and corresponding salary deductions.

At the discretion of its Board of Directors, the Company may make contributions to the Plan for the benefit of Savings Participants (“Matching Contributions”). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The requirement that Company Matching Contributions be invested in Company stock was eliminated in October 2000. Matching Contributions are allocated to individual Savings Participants pro rata based on their respective Savings Contributions for the Plan year. The Company made Matching Contributions to active participant employee accounts as follows:

	Matching Percentage
Contribution Level	2001	2000
		Fourth	First-Third
		Quarter	Quarters

First 5% of participation contribution	100%	100%	-
First 3% of participation contribution	-	-	100%
Second 3% of participation contribution	-	-	50%

Total Matching Contributions for the year ended December 31, 2001 was approximately $12.2 million.

At the discretion of its Board of Directors, the Company may also make annual contributions to the Plan for the benefit of all eligible employees (“Profit Sharing Contributions”). The Company may make Profit Sharing Contributions in either cash or in the Company’s common stock. Annual Profit Sharing Contributions are allocated to eligible employees based on their proportionate compensation. The 2001 Profit Sharing Contribution awarded was approximately $7.2 million. At December 31, 2001, the Plan recorded a receivable from the Company in the amount of approximately $6.8 million related to the 2001 Profit Sharing Contribution, which was paid in March 2002. The remaining Profit Sharing Contribution amount of approximately $450,000 was transferred from forfeitures to fund the accounts of the eligible employees at the same time.

The Plan limits the sum of a participant’s annual Savings Contributions, and Matching Contribution and Profit Sharing Contribution (“Company Contributions”) to the lesser of $30,000 or 25% of the Plan participant’s compensation as defined by the Plan document. Under certain circumstances, Plan participants may make contributions to the Plan in the form of rollover contributions (“Rollover Contributions”). A Rollover Contribution is an eligible rollover contribution transferred to the Plan pursuant to an employee's election as described in the Code.

Plan Administration

T. Rowe Price serves as the investment manager for the Plan's trust fund and executes all investment actions. Recordkeeping responsibilities are maintained by T. Rowe Price.

Vesting

A Plan participant’s Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of certain years of service with the Company or combined service with Dual and the Company, as follows:

Completed years of service	Vested percentage

Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six or more years	100%

A Plan participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing account balance upon certain events, including death or disability, attaining the age of 60, or a full or partial termination of the Plan. A Plan participant’s Savings Contribution account balance and Rollover Contribution account balance is fully vested at all times.

Upon completion of each Plan year, the nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan participants are forfeited (“forfeitures”) to the Plan and may be used to reduce the amount of Matching Contributions and Profit Sharing Contributions due or administrative expenses to be paid by the Company. At December 31, 2001 and 2000, the Plan had forfeiture balances of $110,173 and $8,150, respectively.

Distributions

Distributions of a Plan participant’s Savings Contribution account and Rollover Contribution account and the vested portion of a participant’s Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service regulations. At December 31, 2001 and 2000, all persons had been paid who elected to withdraw from the Plan.

Investments

The Plan allows participants to direct their contributions and Matching Contributions among a number of different investment choices.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The Plan’s investments are stated at fair value, except for the Stable Value Common Trust Fund which is stated at contract value (Note 3). The Plan’s investments are principally comprised of the Company’s common stock, mutual funds and debt and equity securities. The fair value of the Plan’s investments is determined by T. Rowe Price and is based on quoted market prices.

Purchases and sales of securities and the Company’s common stock are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Distributions

Distributions are recorded when paid.

Loans

Generally, approved loans to eligible participants shall be granted from the participants’ vested accounts on a pro-rata basis. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through a participant payroll deduction.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

3.   INVESTMENT CONTRACTS

The Stable Value Common Trust Fund invests in a common trust fund which invests in investment contracts issued by insurance companies and banks. The Stable Value Fund credited participant accounts at rates of interest ranging from 5.44% to 6.11% on the T. Rowe Price Stable Value Common Trust Fund during 2001. The calculated average yield for 2001 was 5.83%. The Stable Value Common Trust Fund is included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made plus credited interest, less Plan withdrawals.

4.   PLAN INVESTMENTS

Plan investments that represent 5% or more of the Plan’s net assets are identified as follows:

	December 31,
	2001	2000
Investment at Fair Value as Determined by
Quoted Market Price

Mutual Funds:
Spectrum Growth Fund	$ 7,059,847	$ 7,831,082
Other Funds	15,100,868	12,986,991
Common Stock:
ENSCO International Incorporated	36,352,078	40,710,572

	58,512,793	61,528,645

Investments at Contract Value
Stable Value Common Trust Fund	25,238,032	22,852,531

Loan Fund	5,353,364	4,825,463

Total Investments	$89,104,189	$89,206,639

During 2001, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $9,840,500 as follows:

Company stock	$7,984,710
Mutual funds	1,855,790

$9,840,500

At December 31, 2001 and 2000, the Plan’s investment in the Company’s common stock was based on the closing price on such dates of $24.85 per share and $34.06 per share, respectively. Like any investment in publicly traded securities, the Company’s common stock is subject to price changes. During 2001, the high and low prices for the Company’s common stock were $44.49 and $12.81, respectively.

5.   ADMINISTRATIVE FEES

The Plan has no employees and the Company has covered all recurring administrative costs of the Plan. All expenses incurred in the administration of the Plan, except to the extent paid by the Company, shall be paid from the Plan assets, including unallocated forfeitures. The Company paid $161,918 and $125,354 for all of the administrative costs of the Plan during 2001 and 2000, respectively.

6.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Code and therefore the trust is exempt from taxation under Section 501(a). A favorable IRS determination letter dated September 21, 1995 was received for the Plan. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

8.   NONEXEMPT TRANSACTIONS

For certain payroll periods during the Plan year, the Company failed to remit Savings Contributions of $49,883, or .85% of the total Savings Contributions of $5,848,528, to T. Rowe Price in a timely manner during 2001. This failure constitutes a prohibited transaction under the Internal Revenue Code as identified in Schedule II. The Company believes the effect to the Savings Participants is minimal.

Supplemental Information Schedule I

ENSCO SAVINGS PLAN Schedule H, Line 4i (Form 5500) - Schedule of Assets (Held at Year End) at December 31, 2001

Identity of issue or	Description of	Rate of	Current
party involved	Investment	interest	Value

T. Rowe Price:
*T. Rowe Price Stable
Value Common Trust Fund	Common Trust Fund	5.44% - 6.11%	$25,238,032
*Balanced Fund	Mutual Fund	-	3,802,565
*Spectrum Income Fund	Mutual Fund	-	3,106,337
*Spectrum Growth Fund	Mutual Fund	-	7,059,847
*Blue Chip Growth Fund	Mutual Fund	-	2,371,208
*Equity Income Fund	Mutual Fund	-	487,099
*Equity Index 500 Fund	Mutual Fund	-	2,395,001
*Mid-Cap Growth Fund	Mutual Fund	-	2,112,744
*Small-Cap Stock Fund	Mutual Fund	-	825,915

			47,398,748

Employer securities:
*ENSCO International Incorporated	ENSCO International Incorporated Common Stock	-	36,352,078

*Loan Fund	Participant Loans	6.00% - 10.50%	5,353,364

			$89,104,189

*Party-in-interest.

Supplemental Information Schedule II

ENSCO SAVINGS PLAN Schedule G, Part III - Schedule of Nonexempt Transactions at December 31, 2001

Description of Transactions
Including
	Relationship	Maturity Date,			Net Gain
	to plan,	Rate of Interest,		Current	or (Loss)
Identity of party	employer or	Collateral, Par or	Cost	Value	on Each
involved	party-in-interest	Maturity Value	Asset	of Asset	Transaction

ENSCO International Incorporated	Plan Sponsor	Plan Sponsor collected Savings Contributions from Savings Participants during 2001 and did not remit the Savings Contributions to the Plan within the required time.	$49,883	$49,883	$ -

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the registration statement No. 33-40282 on Form S-8 of ENSCO International Incorporated of our report dated May 22, 2002 relating to the statement of net assets available for benefits of the ENSCO Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended and the related schedules, which report appears in the December 31, 2001 annual report on Form 11-K of the ENSCO Savings Plan.

/s/ KPMG LLP KPMG LLP Dallas, Texas June 26, 2002